

Steve Beck · 3rd
Co-Founder at Novastar Ventures
San Francisco Bay Area · Contact info
500+ connections

Message (More)


Novastar Ventures

London School of Economics and Political Science

Experience


Co-Founder and Managing Director
Novastar Ventures
Mar 2014 – Present · 7 yrs 7 mos
London, England, United Kingdom

Novastar is a venture catalyst firm dedicated to assisting the next generation of exceptional entrepreneurs designing and executing innovative business models to profitably serve East Africa's aspiring mass market.


Member Board Of Directors
Elephant Healthcare
Jan 2021 – Present · 9 mos


Member Board Of Directors
NewGlobe
Jun 2015 – Present · 6 yrs 4 mos


Member Board Of Directors
Komaza
Mar 2015 – Present · 6 yrs 7 mos


Member Board Of Directors
Sanergy
Apr 2013 – Present · 8 yrs 6 mos

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Education


London School of Economics and Political Science
Doctor of Philosophy (Ph.D.), Government
1985 – 1990


Stanford University
AB, Economics & International Relations
1977 – 1981
Activities and Societies: Alpha Delta Phi Fraternity, golf team (freshman year)

Skills & endorsements

Strategy · 52


Endorsed by **Fabio Rosati and 8 others who are highly skilled at this**


Endorsed by **Fabio Rosati and 8 others who are highly skilled at this**

Venture Capital · 32


Endorsed by **9 of Steve's colleagues at Geneva Global**

Management Consulting · 28


Endorsed by **Ross Williamson and 7 others who are highly skilled at this**


Endorsed by **8 of Steve's colleagues at Geneva Global**

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Recommendations

Received (0)   Given (2)


Heidi Metcalf Little
Adjunct Fellow at Hudson Institute
January 14, 2009, Steve managed Heidi directly

Heidi possesses strong natural leadership qualities which she proved as founder and anchor of Geneva Global's corporate presence in Washington DC. She consistently demonstrated outstanding strategy, relationship management, team building and public communication skills. She is a natural probl... See more


Michael E. Bratsis
Content Strategy Director
December 17, 2007, Steve was senior to Michael E. but didn't manage directly

As Managing Editor of Geneva Global, Mike Bratsis has done an excellent job building and managing a strong editorial team to deliver quality research and marketing documents under tight timeframes. Mike demonstrated not only strong editorial skills but also showed very strong managerial skills to handle ev... See more

Interests


Impact Principles
148 members


Big Path Capital founders of the Impact Ir
31,912 members


Swiss Venture Philanthropy Forum
586 members


The Paradigm Project
313 followers